UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 29, 2019
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
 (Registrant)

Date: August 29, 2019
By:
/s/ Lara J. Warner
Lara J. Warner
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

Credit Suisse Group AG

CREDIT SUISSE

Pillar 3 and regulatory disclosures

2Q19

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Pillar 3 and regulatory disclosures 2Q19
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weighted assets
Credit risk
Counterparty credit risk
Securitization
Market risk
Interest rate risk in the banking book
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This Group report as of June 30, 2019 is based on the revised Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA) on July 16, 2018. The revised FINMA circular includes the implementation of the revised Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervision (BCBS) in March 2017 and requires banks to gradually implement the new requirements from December 31, 2018 onwards.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q18 and 1Q19, the Credit Suisse Annual Report 2018 and the Credit Suisse Financial Report 2Q19, which includes important information on regulatory capital, risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
The highest consolidated entity in the Group to which the FINMA circular applies is Credit Suisse Group.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
This report reflects certain updates and corrections to prior period metrics which have been noted in the relevant tabular disclosures, where applicable.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, Global systemically important bank (G-SIB) financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.

Swiss capital requirements
FINMA requires the Group to fully comply with the special requirements for systemically important financial institutions operating internationally. The following tables present the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (pages 54 to 55) and “Swiss metrics” (pages 62 to 63) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q19 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
	Phase-in				Look-through
end of 2Q19	CHF million		in % of RWA		CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	291,438		–		291,438	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total	40,422		13.87		42,520	14.59
of which CET1: minimum	14,280		4.9		13,115	4.5
of which CET1: buffer	13,931		4.78		16,029	5.5
of which CET1: countercyclical buffers	845		0.29		845	0.29
of which additional tier 1: minimum	9,035		3.1		10,200	3.5
of which additional tier 1: buffer	2,332		0.8		2,332	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	50,772		17.4		47,243	16.2
of which CET1 capital [2]	36,240		12.4		36,240	12.4
of which additional tier 1 high-trigger capital instruments	6,256		2.1		6,256	2.1
of which additional tier 1 low-trigger capital instruments [3]	4,747		1.6		4,747	1.6
of which tier 2 low-trigger capital instruments [4]	3,529		1.2		–	–
Risk-based requirement for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share	33,807	[5]	11.6	[5]	41,676	14.3
Reductions due to rebates in accordance with article 133 of the CAO	(5,409)		(1.856)		(6,668)	(2.288)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	–		–		(1,765)	(0.606)
Total, net	28,398		9.744		33,243	11.406
Eligible additional total loss-absorbing capacity (gone-concern)
Total	36,975		12.7		39,997	13.7
of which bail-in instruments	35,945		12.3		35,945	12.3
of which tier 2 low-trigger capital instruments	523		0.2		4,052	1.4
of which non-Basel III-compliant tier 2 capital	507	[6]	0.2		–	–
Rounding differences may occur.
1 Excludes tier 1 capital, which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital, which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 10.52%, or CHF 30,659 million, and a surcharge of 1.08%, or CHF 3,148 million.
6
Non-Basel III-compliant tier 2 capital instruments are subject to phase-out requirements. The amount includes the amortization component of CHF 134 million and the unamortized component of CHF 373 million.

Swiss leverage requirements and metrics
	Phase-in				Look-through
end of 2Q19	CHF million		in % of LRD		CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	897,916		–		897,916	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total	40,406		4.5		44,896	5.0
of which CET1: minimum	15,265		1.7		13,469	1.5
of which CET1: buffer	13,469		1.5		17,958	2.0
of which additional tier 1: minimum	11,673		1.3		13,469	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	50,772		5.7		47,243	5.3
of which CET1 capital [2]	36,240		4.0		36,240	4.0
of which additional tier 1 high-trigger capital instruments	6,256		0.7		6,256	0.7
of which additional tier 1 low-trigger capital instruments [3]	4,747		0.5		4,747	0.5
of which tier 2 low-trigger capital instruments [4]	3,529		0.4		–	–
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss leverage ratio
Total according to size and market share	35,917	[5]	4.0	[5]	44,896	5.0
Reductions due to rebates in accordance with article 133 of the CAO	(5,747)		(0.64)		(7,183)	(0.8)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	–		–		(1,765)	(0.197)
Total, net	30,170		3.36		35,948	4.003
Eligible additional total loss-absorbing capacity (gone-concern)
Total	36,975		4.1		39,997	4.5
of which bail-in instruments	35,945		4.0		35,945	4.0
of which tier 2 low-trigger capital instruments	523		0.1		4,052	0.5
of which non-Basel III-compliant tier 2 capital	507	[6]	0.1		–	–
Rounding differences may occur.
1 Excludes tier 1 capital, which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital, which is used to fulfill gone-concern requirements.

If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 3.625%, or CHF 32,549 million, and a surcharge of 0.375%, or CHF 3,368 million.
6
Non-Basel III-compliant tier 2 capital instruments are subject to phase-out requirements. The amount includes the amortization component of CHF 134 million and the unamortized component of CHF 373 million.

Risk-weighted assets
With the adoption of the revised FINMA circular, risk-weighted assets (RWA) presented in this report, including prior period comparisons, are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (pages 54 to 55) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q19 for further information on Swiss capital requirements.
The following table presents an overview of total Swiss RWA forming the denominator of the risk-based capital requirements. Further breakdowns of RWA are presented in subsequent sections of this report.
RWA were CHF 291.4 billion as of the end of 2Q19, stable compared to the end of 1Q19, mainly reflecting increases from external model and parameter updates and movement in risk levels, both mainly in credit risk. These increases were offset by a foreign exchange impact.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented in subsequent parts of this report.
> Refer to “Risk-weighted assets” (pages 58 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q19 for further information on risk-weighted assets movements in 2Q19.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets			Capital requirement	[1]
end of	2Q19	1Q19	4Q18	2Q19
CHF million
Credit risk (excluding counterparty credit risk)	146,640	146,010	139,867	11,731
of which standardized approach (SA)	23,877	22,613	13,190	1,910
of which supervisory slotting approach	2,702	2,671	2,403	216
of which advanced internal rating-based (A-IRB) approach	120,061	120,726	124,274	9,605
Counterparty credit risk	19,904	18,939	17,613	1,592
of which standardized approach for counterparty credit risk (SA-CCR) [2]	2,792	2,781	2,559	223
of which internal model method (IMM)	15,957	15,133	14,086	1,277
of which other counterparty credit risk [3]	1,155	1,025	968	92
Credit valuation adjustments (CVA)	6,017	5,996	5,743	481
Equity positions in the banking book under the simple risk weight approach	8,592	8,458	8,378	687
Settlement risk	309	129	259	25
Securitization exposures in the banking book	13,083	13,040	12,541	1,047
of which securitization internal ratings-based approach (SEC-IRBA)	7,131	6,627	6,915	570
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,644	1,530	1,727	132
of which securitization standardized approach (SEC-SA)	4,308	4,883	3,899	345
Market risk	15,840	16,523	18,643	1,267
of which standardized approach (SA)	2,190	2,514	2,393	175
of which internal model approach (IMA)	13,650	14,009	16,250	1,092
Operational risk (AMA)	70,475	70,475	71,040	5,638
Amounts below the thresholds for deduction (subject to 250% risk weight)	10,578	11,159	11,109	847
Total	291,438	290,729	285,193	23,315
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding capital conservation buffer and G-SIB buffer requirements.
2 Calculated under the current exposure method.
3 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS.

Credit risk
General
This section covers credit risk as defined by the Basel framework. CCR, including those that are in the banking book for regulatory purposes, and all positions subject to the securitization framework are presented in separate sections.
> Refer to “Counterparty credit risk” (pages 21 to 28) for further information on the capital requirements relating to counterparty credit risk.
> Refer to “Securitization” (pages 29 to 33) for further information on the securitization framework.
The Basel framework permits banks to choose between two broad methodologies in calculating their capital requirements for credit risk: the standardized approach or the internal ratings-based (IRB) approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).
The reported credit risk arises from the execution of the Group’s business strategy through the divisions and is predominantly driven by cash and balances with central banks, loans and commitments provided to corporate and institutional clients, loans to private clients including residential mortgages and lending against financial collateral.
Credit quality of assets
The amounts shown in the following tables are the US GAAP carrying values according to the regulatory scope of consolidation that are subject to the credit risk framework.
The following table presents a comprehensive picture of the credit quality of the Group’s on and off-balance sheet assets.
CR1 – Credit quality of assets
end of	Defaulted exposures	Non- defaulted exposures	Gross exposures	Allowances/ impairments		Net exposures
2Q19 (CHF million)
Loans [1]	2,671	364,340	367,011	(888)		366,123
Debt securities	103	13,046	13,149	0		13,149
Off-balance sheet exposures [2]	143	105,517	105,660	(174)		105,486
Total	2,917	482,903	485,820	(1,062)		484,758
4Q18 (CHF million)
Loans [1]	3,127	365,192	368,319	(908)	[3]	367,411	[3]
Debt securities	9	15,330	15,339	0		15,339
Off-balance sheet exposures [2]	96	102,080	102,176	(165)	[3]	102,011	[3]
Total	3,232	482,602	485,834	(1,073)	[3]	484,761	[3]
1 Loans include all on-balance sheet exposures that give rise to a credit risk charge and exclude debt securities, derivatives, securities financing transactions and off-balance sheet exposures.
2 Revocable loan commitments, which are excluded from the disclosed exposures, can attract risk-weighted assets.
3 Prior period has been corrected.
The definitions of “past due” and “impaired” are aligned between accounting and regulatory purposes. However, there are some exemptions for impaired positions related to troubled debt restructurings where the default definition is different for accounting and regulatory purposes.
> Refer to “Note 1 – Summary of significant accounting policies” (pages 279 to 281), “Note 19 – Loans, allowance for loan losses and credit quality” (pages 300 to 306) in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 and “Note 18 – Loans, allowance for loan losses and credit quality” (pages 104 to 110) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 for further information on the credit quality of loans including past due and impaired loans.

The following table presents the changes in the Group’s defaulted loans, debt securities and off-balance sheet exposures, the flows between non-defaulted and defaulted exposure categories and reductions in the defaulted exposures due to write-offs.
CR2 – Changes in defaulted exposures
1H19
CHF million
Defaulted exposures at beginning of period	3,232
Exposures that have defaulted since the last reporting period	561
Returned to non-defaulted status	(195)
Amounts written-off	(139)
Other changes	(542)
Defaulted exposures at end of period	2,917
Credit risk mitigation
Credit Suisse actively mitigates credit exposure through the use of legal netting agreements, security over supporting financial and non-financial collateral or financial guarantees and through the use of credit hedging techniques, primarily credit default swaps (CDS). The recognition of credit risk mitigation (CRM) against exposures is governed by a robust set of policies and processes that ensure enforceability and effectiveness.
The following table presents the use of CRM techniques. Credit Suisse recognizes the CRM effect of eligible collateral either as a reduction from the exposure at default (EAD) value of the secured instrument or as an adjustment to the probability of default (PD) or loss given default (LGD) associated with the exposure. All exposures that are secured through eligible collateral are disclosed as “Net exposures partially or fully secured”. Eligible collateral amounts, regardless of which CRM technique has been applied, are disclosed as “Exposures secured by collateral”. Exposures secured by credit derivatives do not include certain immaterial positions, where the credit derivative is recognized with an adjustment to the LGD.
CR3 – CRM techniques
	Net exposures			Exposures secured by
end of	Unsecured	Partially or fully secured	Total	Collateral	Financial guarantees	Credit derivatives
2Q19 (CHF million)
Loans [1]	120,720	245,403	366,123	208,561	5,582	95
Debt securities	12,804	345	13,149	311	0	0
Total	133,524	245,748	379,272	208,872	5,582	95
of which defaulted	397	1,865	2,262	1,280	158	0
4Q18 (CHF million) [2]
Loans [1]	122,492	244,919	367,411	208,032	6,676	216
Debt securities	15,113	226	15,339	191	0	0
Total	137,605	245,145	382,750	208,223	6,676	216
of which defaulted	609	2,089	2,698	1,682	162	0
1 Loans include all on-balance sheet exposures that give rise to a credit risk charge and exclude debt securities, derivatives, securities financing transactions and off-balance sheet exposures.
2 Prior period has been corrected.

Credit risk under the standardized approach
Exposures and risk-weighted assets under the standardized approach as of the end of 2Q19 increased compared to the end of 4Q18. The increase was primarily due to the application of the standardized approach for exposures, which were previously captured under the IRB approach.
Credit risk exposure and CRM effects
The following table presents the effect of CRM (comprehensive and simple approach) on the standardized approach capital requirements’ calculations. RWA density provides a synthetic metric on the riskiness of each portfolio.
CR4 – Credit risk exposure and CRM effects
	Exposures pre-CCF and CRM			Exposures post-CCF and CRM
end of	On-balance sheet	Off-balance sheet	Total	On-balance sheet	Off-balance sheet	Total	RWA	RWA density
2Q19 (CHF million)
Sovereigns	67,825	0	67,825	68,044	5	68,049	806	1%
Institutions - Banks and securities dealer	1,167	618	1,785	1,146	300	1,446	307	21%
Institutions - Other institutions	76	0	76	76	0	76	76	100%
Corporates	7,719	7,196	14,915	7,018	2,228	9,246	7,518	81%
Retail	1,088	152	1,240	1,088	152	1,240	1,071	86%
Other exposures	17,485	1,940	19,425	16,216	1,750	17,966	14,099	78%
of which non-counterparty related assets	7,815	0	7,815	7,815	0	7,815	7,815	100%
Total	95,360	9,906	105,266	93,588	4,435	98,023	23,877	24%
4Q18 (CHF million)
Sovereigns	14,083	0	14,083	14,083	0	14,083	301	2%
Institutions - Banks and securities dealer	453	526	979	453	263	716	143	20%
Corporates	714	0	714	714	0	714	639	89%
Retail	1,037	114	1,151	1,037	114	1,151	1,052	91%
Other exposures	12,290	2,125	14,415	12,269	2,121	14,390	11,055	77%
of which non-counterparty related assets	5,247	0	5,247	5,247	0	5,247	5,247	100%
Total	28,577	2,765	31,342	28,556	2,498	31,054	13,190	42%

Exposures by asset class and risk weight
The following table presents the breakdown of credit exposures by asset class and risk weight, which correspond to the riskiness attributed to the exposure according to the standardized approach.
CR5 – Exposures by asset class and risk weight
	Risk weight
end of	0%	20%	50%	75%	100%	150%	Others	Exposures post-CCF and CRM
2Q19 (CHF million)
Sovereigns	66,764	605	304	0	62	314	0	68,049
Institutions - Banks and securities dealer	0	1,395	46	0	5	0	0	1,446
Institutions - Other institutions	0	0	0	0	76	0	0	76
Corporates	0	1,076	1,975	0	5,957	238	0	9,246
Retail	0	0	0	675	565	0	0	1,240
Other exposures	3,890	1	0	0	14,068	0	7	17,966
of which non-counterparty related assets	0	0	0	0	7,815	0	0	7,815
Total	70,654	3,077	2,325	675	20,733	552	7	98,023
of which past due	0	0	0	0	48	406	0	454
4Q18 (CHF million)
Sovereigns	13,142	572	365	0	4	0	0	14,083
Institutions - Banks and securities dealer	0	716	0	0	0	0	0	716
Corporates	0	33	97	0	584	0	0	714
Retail	0	0	0	395	756	0	0	1,151
Other exposures	3,366	1	0	0	11,012	0	11	14,390
of which non-counterparty related assets	0	0	0	0	5,247	0	0	5,247
Total	16,508	1,322	462	395	12,356	0	11	31,054

Credit risk under internal risk-based approaches
Credit risk exposures by portfolio and PD range
The following table presents the main parameters used for the calculation of capital requirements for IRB models.
CR6 – Credit risk exposures by portfolio and PD range
end of 2Q19	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	18,110	336	18,446	100%	18,382		0.03%	56	6%	1.2	351		2%	0	–
0.15% to <0.25%	89	87	176	100%	160		0.22%	6	47%	3.0	92		57%	0	–
0.25% to <0.50%	93	0	93	100%	93		0.37%	8	51%	2.0	63		68%	0	–
0.50% to <0.75%	29	0	29	0%	29		0.64%	21	42%	4.8	31		105%	0	–
0.75% to <2.50%	179	19	198	41%	183		1.54%	12	53%	1.2	201		110%	2	–
2.50% to <10.00%	1,218	0	1,218	100%	321		6.63%	19	51%	2.8	661		206%	12	–
10.00% to <100.00%	28	0	28	55%	28		16.44%	1	58%	3.5	91		325%	3	–
100.00% (Default)	261	0	261	0%	17		100.00%	1	58%	1.7	18		106%	0	–
Sub-total	20,007	442	20,449	99%	19,213		0.27%	124	8%	1.2	1,508		8%	17	0
Institutions - Banks and securities dealer
0.00% to <0.15%	9,289	837	10,126	59%	11,695		0.06%	672	53%	0.7	1,981		17%	4	–
0.15% to <0.25%	132	88	220	56%	335		0.22%	85	50%	1.2	159		48%	0	–
0.25% to <0.50%	1,116	305	1,421	63%	1,204		0.37%	181	58%	1.2	856		71%	2	–
0.50% to <0.75%	161	107	268	66%	256		0.61%	98	45%	0.6	181		71%	1	–
0.75% to <2.50%	229	304	533	57%	338		1.58%	91	56%	1.4	478		141%	3	–
2.50% to <10.00%	353	427	780	43%	295		5.74%	96	49%	1.6	540		183%	9	–
10.00% to <100.00%	16	20	36	20%	6		16.44%	5	53%	0.5	16		256%	1	–
100.00% (Default)	14	0	14	0%	14		100.00%	3	0%	2.7	7		48%	34	–
Sub-total	11,310	2,088	13,398	58%	14,143		0.36%	1,231	53%	0.8	4,218		30%	54	34
Institutions - Other institutions
0.00% to <0.15%	665	2,120	2,785	98%	1,202		0.04%	422	43%	1.6	165		14%	0	–
0.15% to <0.25%	16	4	20	100%	17		0.23%	15	33%	1.9	7		42%	0	–
0.25% to <0.50%	39	2	41	94%	40		0.36%	9	50%	1.0	24		61%	0	–
0.50% to <0.75%	2	0	2	51%	2		0.58%	46	50%	0.6	1		73%	0	–
0.75% to <2.50%	0	0	0	100%	0		0.96%	11	39%	1.3	0		68%	0	–
2.50% to <10.00%	25	2	27	75%	29		3.34%	4	15%	4.7	16		55%	0	–
10.00% to <100.00%	0	0	0	0%	0		0.00%	0	0%	0.0	0		0%	0	–
100.00% (Default)	0	0	0	0%	0		0.00%	0	0%	0.0	0		0%	0	–
Sub-total	747	2,128	2,875	98%	1,290		0.13%	507	43%	1.7	213		17%	0	0
Corporates - Specialized lending
0.00% to <0.15%	6,655	1,881	8,536	100%	7,508		0.06%	831	29%	2.1	1,510		20%	1	–
0.15% to <0.25%	5,503	1,361	6,864	97%	6,058		0.21%	753	28%	2.4	2,272		38%	3	–
0.25% to <0.50%	3,066	1,017	4,083	94%	3,526		0.36%	513	28%	2.3	1,761		50%	4	–
0.50% to <0.75%	3,108	2,262	5,370	70%	3,824		0.58%	388	24%	1.9	1,618		42%	5	–
0.75% to <2.50%	8,930	2,834	11,764	76%	9,927		1.41%	735	19%	2.6	4,930		50%	25	–
2.50% to <10.00%	2,389	393	2,782	92%	2,548		4.59%	131	12%	3.4	1,091		43%	14	–
10.00% to <100.00%	143	0	143	100%	142		12.87%	7	14%	2.9	98		69%	3	–
100.00% (Default)	586	9	595	88%	467		100.00%	40	16%	2.8	495		106%	122	–
Sub-total	30,380	9,757	40,137	86%	34,000		2.34%	3,398	24%	2.4	13,775		41%	177	122
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects risk-weighted assets post CCF.
Total exposures decreased 10% compared to the end of 4Q18, primarily due to the application of the standardized approach for exposures, which were previously captured under the IRB approach.
10 / 11

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 2Q19	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	14,454	45,989	60,443	59%	36,703		0.07%	2,935	39%	2.4	8,076		22%	10	–
0.15% to <0.25%	4,587	9,000	13,587	67%	7,849		0.21%	1,223	37%	2.4	3,063		39%	6	–
0.25% to <0.50%	5,939	7,172	13,111	61%	8,695		0.37%	1,763	36%	2.7	4,708		54%	12	–
0.50% to <0.75%	5,374	6,816	12,190	53%	7,837		0.62%	1,367	40%	2.4	5,325		68%	19	–
0.75% to <2.50%	12,237	14,518	26,755	51%	16,879		1.52%	1,926	40%	2.3	17,279		102%	105	–
2.50% to <10.00%	8,481	17,857	26,338	51%	13,885		5.77%	1,588	34%	2.8	24,369		176%	271	–
10.00% to <100.00%	1,145	484	1,629	60%	1,217		19.12%	78	34%	2.3	2,744		225%	77	–
100.00% (Default)	760	229	989	73%	687		100.00%	170	52%	2.4	667		97%	212	–
Sub-total	52,977	102,065	155,042	57%	93,752		2.24%	11,050	38%	2.5	66,231		71%	712	239
Residential mortgages
0.00% to <0.15%	28,235	1,723	29,958	100%	29,707		0.09%	43,783	15%	2.9	2,136		7%	4	–
0.15% to <0.25%	30,525	1,878	32,403	100%	31,261		0.18%	38,438	15%	2.9	4,154		13%	9	–
0.25% to <0.50%	39,165	2,475	41,640	100%	40,276		0.31%	52,143	15%	2.9	7,789		19%	19	–
0.50% to <0.75%	6,394	534	6,928	100%	5,682		0.58%	6,999	17%	2.7	1,947		34%	6	–
0.75% to <2.50%	5,207	710	5,917	100%	5,401		1.22%	7,247	18%	2.6	3,119		58%	11	–
2.50% to <10.00%	517	36	553	100%	519		4.28%	843	18%	2.3	618		119%	4	–
10.00% to <100.00%	39	0	39	100%	39		18.79%	50	19%	2.0	88		226%	1	–
100.00% (Default)	515	9	524	100%	497		100.00%	283	17%	1.5	527		106%	25	–
Sub-total	110,597	7,365	117,962	100%	113,382		0.73%	149,786	15%	2.8	20,378		18%	79	25
Qualifying revolving retail
0.75% to <2.50%	538	5,525	6,063	0%	566		1.30%	797,956	50%	1.0	140		25%	4	–
10.00% to <100.00%	108	1	109	43%	108		25.00%	86,359	35%	0.2	114		105%	9	–
100.00% (Default)	10	0	10	50%	5		100.00%	361	35%	0.2	5		106%	5	–
Sub-total	656	5,526	6,182	44%	679		5.81%	884,676	48%	0.9	259		38%	18	5
Other retail
0.00% to <0.15%	57,350	127,113	184,463	96%	66,609		0.04%	49,870	62%	1.4	5,336		8%	16	–
0.15% to <0.25%	4,292	8,117	12,409	91%	4,975		0.21%	3,589	38%	1.2	807		16%	4	–
0.25% to <0.50%	1,533	4,859	6,392	89%	2,335		0.35%	5,880	26%	1.3	379		16%	2	–
0.50% to <0.75%	476	1,224	1,700	91%	621		0.62%	11,732	40%	1.2	215		35%	2	–
0.75% to <2.50%	3,663	1,416	5,079	95%	3,935		1.58%	82,347	40%	2.4	2,102		53%	25	–
2.50% to <10.00%	3,997	1,161	5,158	99%	4,353		5.23%	85,444	40%	2.6	2,764		64%	90	–
10.00% to <100.00%	78	36	114	79%	81		12.91%	278	60%	1.6	95		117%	6	–
100.00% (Default)	310	128	438	98%	206		100.00%	5,513	75%	1.7	219		106%	160	–
Sub-total	71,699	144,054	215,753	95%	83,115		0.67%	244,653	58%	1.5	11,917		14%	305	159
Sub-total (all portfolios)
0.00% to <0.15%	134,758	179,999	314,757	71%	171,806		0.06%	98,569	41%	1.8	19,555		11%	35	–
0.15% to <0.25%	45,144	20,535	65,679	78%	50,655		0.19%	44,109	23%	2.6	10,554		21%	22	–
0.25% to <0.50%	50,951	15,830	66,781	76%	56,169		0.32%	60,497	21%	2.7	15,580		28%	39	–
0.50% to <0.75%	15,544	10,943	26,487	60%	18,251		0.60%	20,651	29%	2.3	9,318		51%	33	–
0.75% to <2.50%	30,983	25,326	56,309	58%	37,229		1.45%	890,325	32%	2.4	28,249		76%	175	–
2.50% to <10.00%	16,980	19,876	36,856	55%	21,950		5.50%	88,125	32%	2.8	30,059		137%	400	–
10.00% to <100.00%	1,557	541	2,098	59%	1,621		18.59%	86,778	34%	2.2	3,246		200%	100	–
100.00% (Default)	2,456	375	2,831	80%	1,893		100.00%	6,371	36%	2.2	1,938		102%	558	–
Sub-total (all portfolios)	298,373	273,425	571,798	68%	359,574		1.23%	1,295,425	33%	2.2	118,499		33%	1,362	584
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	9	–	9	–	9		–	–	–	–	7		–	–	–
IRB - maturity and export finance buffer	–	–	–	–	–		–	–	–	–	1,555		–	–	–
Total (all portfolios and alternative treatment)	298,382	273,425	571,807	68%	359,583		1.23%	1,295,425	33%	2.2	120,061		33%	1,362	584
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects risk-weighted assets post CCF.
12 / 13

CR6 – Credit risk exposures by portfolio and PD range
end of 4Q18	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	81,810	509	82,319	88%	82,440		0.02%	68	4%	1.2	1,048		1%	1	–
0.15% to <0.25%	92	16	108	0%	92		0.22%	9	51%	3.0	59		63%	0	–
0.25% to <0.50%	530	0	530	100%	406		0.37%	7	51%	1.4	233		57%	1	–
0.50% to <0.75%	32	0	32	0%	32		0.64%	24	42%	4.9	34		106%	0	–
0.75% to <2.50%	44	18	62	25%	48		1.40%	11	42%	1.0	41		87%	0	–
2.50% to <10.00%	1,305	5	1,310	79%	358		6.45%	24	51%	2.6	713		199%	13	–
100.00% (Default)	593	0	593	0%	346		100.00%	2	58%	3.8	367		106%	0	–
Sub-total	84,406	548	84,954	88%	83,722		0.47%	145	5%	1.2	2,495		3%	15	0
Institutions - Banks and securities dealer
0.00% to <0.15%	10,848	994	11,842	58%	12,870		0.06%	711	55%	0.6	2,014		16%	4	–
0.15% to <0.25%	105	87	192	50%	320		0.22%	82	49%	1.2	153		48%	0	–
0.25% to <0.50%	906	240	1,146	37%	980		0.37%	165	54%	1.4	645		66%	2	–
0.50% to <0.75%	132	192	324	79%	226		0.60%	107	47%	0.6	166		73%	1	–
0.75% to <2.50%	626	201	827	70%	626		1.25%	228	56%	0.8	620		99%	3	–
2.50% to <10.00%	599	290	889	48%	487		4.92%	116	51%	0.8	764		157%	13	–
10.00% to <100.00%	7	5	12	20%	8		16.44%	6	53%	0.2	21		255%	1	–
100.00% (Default)	21	1	22	50%	22		100.00%	7	55%	1.5	23		106%	34	–
Sub-total	13,244	2,010	15,254	57%	15,539		0.44%	1,422	54%	0.7	4,406		28%	58	34
Institutions - Other institutions
0.00% to <0.15%	533	2,008	2,541	92%	1,079		0.04%	428	43%	1.8	156		14%	0	–
0.15% to <0.25%	19	15	34	100%	23		0.21%	21	36%	1.9	9		40%	0	–
0.25% to <0.50%	18	1	19	85%	19		0.36%	11	49%	2.1	13		69%	0	–
0.50% to <0.75%	1	0	1	50%	1		0.58%	53	47%	1.2	1		72%	0	–
0.75% to <2.50%	0	1	1	100%	1		1.03%	19	41%	1.8	0		82%	0	–
2.50% to <10.00%	29	137	166	100%	48		5.08%	4	9%	4.9	17		36%	0	–
Sub-total	600	2,162	2,762	92%	1,171		0.26%	536	42%	1.9	196		17%	0	0
Corporates - Specialized lending
0.00% to <0.15%	7,198	2,210	9,408	100%	8,073		0.06%	854	28%	2.1	1,603		20%	1	–
0.15% to <0.25%	5,722	2,025	7,747	96%	6,608		0.22%	748	28%	2.3	2,455		37%	4	–
0.25% to <0.50%	3,252	1,470	4,722	95%	3,902		0.37%	559	28%	2.1	1,872		48%	4	–
0.50% to <0.75%	4,713	3,293	8,006	76%	5,839		0.58%	407	21%	2.0	2,141		37%	7	–
0.75% to <2.50%	9,558	3,173	12,731	74%	10,602		1.33%	792	18%	2.7	4,784		45%	25	–
2.50% to <10.00%	1,226	232	1,458	87%	1,315		4.59%	93	17%	3.0	776		59%	10	–
10.00% to <100.00%	100	0	100	0%	100		14.08%	4	18%	3.7	89		89%	3	–
100.00% (Default)	642	16	658	89%	559		100.00%	45	17%	2.7	593		106%	90	–
Sub-total	32,411	12,419	44,830	87%	36,998		2.27%	3,502	24%	2.3	14,313		39%	144	90
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects risk-weighted assets post CCF.
14 / 15

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 4Q18	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	16,554	47,886	64,440	58%	41,471		0.07%	2,885	41%	2.4	9,591		23%	11	–
0.15% to <0.25%	5,059	9,556	14,615	63%	8,447		0.21%	1,267	38%	2.5	3,603		43%	7	–
0.25% to <0.50%	7,934	7,026	14,960	61%	10,688		0.37%	1,759	39%	2.6	5,896		55%	15	–
0.50% to <0.75%	6,317	8,072	14,389	49%	9,200		0.62%	1,352	41%	2.3	6,415		70%	23	–
0.75% to <2.50%	11,124	10,877	22,001	63%	15,490		1.51%	2,958	41%	2.5	15,304		99%	90	–
2.50% to <10.00%	9,672	20,179	29,851	52%	15,192		5.54%	2,428	35%	2.8	26,759		176%	297	–
10.00% to <100.00%	847	525	1,372	69%	928		17.41%	85	28%	2.6	1,835		198%	43	–
100.00% (Default)	887	169	1,056	61%	734		100.00%	209	38%	1.9	767		104%	291	–
Sub-total	58,394	104,290	162,684	58%	102,150		2.06%	12,943	39%	2.5	70,170		69%	777	309
Residential mortgages
0.00% to <0.15%	30,432	1,593	32,025	100%	31,955		0.08%	46,406	15%	2.8	2,139		7%	4	–
0.15% to <0.25%	30,579	1,812	32,391	100%	31,284		0.18%	40,134	15%	2.8	3,940		13%	9	–
0.25% to <0.50%	36,045	2,291	38,336	100%	37,069		0.31%	48,313	15%	2.9	6,749		18%	17	–
0.50% to <0.75%	6,113	626	6,739	100%	5,425		0.59%	6,757	17%	2.6	1,776		33%	6	–
0.75% to <2.50%	4,728	854	5,582	100%	4,992		1.24%	6,803	18%	2.5	2,725		55%	11	–
2.50% to <10.00%	504	66	570	100%	509		4.42%	844	18%	2.3	575		113%	4	–
10.00% to <100.00%	51	0	51	100%	51		17.83%	69	19%	1.9	112		219%	2	–
100.00% (Default)	494	12	506	100%	478		100.00%	269	17%	1.7	507		106%	25	–
Sub-total	108,946	7,254	116,200	100%	111,763		0.72%	149,595	15%	2.8	18,523		17%	78	25
Qualifying revolving retail
0.75% to <2.50%	443	5,584	6,027	0%	589		1.30%	808,274	50%	1.0	146		25%	4	–
10.00% to <100.00%	94	0	94	73%	95		25.00%	93,274	35%	0.2	100		105%	8	–
100.00% (Default)	9	0	9	0%	4		100.00%	343	35%	0.2	4		106%	5	–
Sub-total	546	5,584	6,130	73%	688		5.14%	901,891	48%	0.9	250		36%	17	5
Other retail
0.00% to <0.15%	53,913	117,261	171,174	95%	62,468		0.04%	49,894	63%	1.4	5,260		8%	18	–
0.15% to <0.25%	3,657	7,860	11,517	90%	4,426		0.19%	3,589	42%	1.4	753		17%	3	–
0.25% to <0.50%	1,486	3,695	5,181	80%	2,038		0.36%	5,612	31%	1.4	397		19%	2	–
0.50% to <0.75%	727	810	1,537	94%	890		0.61%	11,640	40%	1.3	301		34%	2	–
0.75% to <2.50%	4,230	1,499	5,729	95%	4,481		1.62%	80,595	44%	2.3	2,493		56%	31	–
2.50% to <10.00%	3,362	770	4,132	98%	3,666		5.19%	85,017	40%	2.7	2,278		62%	76	–
10.00% to <100.00%	25	60	85	90%	38		14.02%	260	53%	1.9	39		102%	3	–
100.00% (Default)	531	84	615	90%	389		100.00%	5,582	70%	1.5	412		106%	177	–
Sub-total	67,931	132,039	199,970	94%	78,396		0.90%	242,189	58%	1.5	11,933		15%	312	177
Sub-total (all portfolios)
0.00% to <0.15%	201,288	172,461	373,749	69%	240,356		0.05%	101,246	31%	1.7	21,811		9%	39	–
0.15% to <0.25%	45,233	21,371	66,604	76%	51,200		0.19%	45,850	23%	2.6	10,972		21%	23	–
0.25% to <0.50%	50,171	14,723	64,894	75%	55,102		0.33%	56,426	22%	2.7	15,805		29%	41	–
0.50% to <0.75%	18,035	12,993	31,028	60%	21,613		0.60%	20,340	30%	2.2	10,834		50%	39	–
0.75% to <2.50%	30,753	22,207	52,960	69%	36,829		1.43%	899,680	32%	2.5	26,113		71%	164	–
2.50% to <10.00%	16,697	21,679	38,376	55%	21,575		5.40%	88,526	35%	2.7	31,882		148%	413	–
10.00% to <100.00%	1,124	590	1,714	70%	1,220		17.63%	93,698	28%	2.4	2,196		180%	60	–
100.00% (Default)	3,177	282	3,459	71%	2,532		100.00%	6,457	37%	2.2	2,673		106%	622	–
Sub-total (all portfolios)	366,478	266,306	632,784	68%	430,427		1.15%	1,312,223	29%	2.1	122,286		28%	1,401	640
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	29	–	29	–	29		–	–	–	–	16		–	–	–
IRB - maturity and export finance buffer	–	–	–	–	–		–	–	–	–	1,972		–	–	–
Total (all portfolios and alternative treatment)	366,507	266,306	632,813	68%	430,456		1.15%	1,312,223	29%	2.1	124,274		28%	1,401	640
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects risk-weighted assets post CCF.
16 / 17

Credit derivatives used as CRM techniques
The following table presents the effect on risk-weighted assets of credit derivatives used as CRM techniques by portfolio.
For exposures covered by recognized credit derivatives, the substitution approach is applied, which means the risk weight of the obligor is substituted with the risk weight of the protection provider. The CRM effect is reflected according to the actual post-risk mitigation asset class for pre-credit derivatives and actual RWA. The table does not include the impact of certain immaterial positions where the credit derivative was recognized with an adjustment to LGD.
CR7 – Effect on risk-weighted assets of credit derivatives used as CRM techniques
	2Q19		4Q18
end of	Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
CHF million
Sovereigns - A-IRB	1,530	1,508	2,496	2,496
Institutions - Banks and securities dealers - A-IRB	4,372	4,218	4,501	4,410
Institutions - Other institutions - A-IRB	213	213	196	196
Corporates - Specialized lending - A-IRB	16,478	16,478	16,716	16,716
Corporates without specialized lending - A-IRB	66,284	66,237	71,136	70,181
Residential mortgages	20,378	20,378	18,523	18,523
Qualifying revolving retail	259	259	250	250
Other retail	11,917	11,917	11,933	11,933
Maturity and export finance buffer - IRB	1,555	1,555	1,972	1,972
Total	122,986	122,763	127,723	126,677
Includes RWA related to the A-IRB approach and supervisory slotting approach.
RWA flow statements of credit risk exposures under IRB
The following table presents the 2Q19 flow statement explaining the variations in the credit risk RWA determined under the IRB approach.
Credit risk RWA under IRB decreased CHF 0.6 billion to CHF 122.8 billion compared to CHF 123.4 billion as of the end of 1Q19, primarily reflecting a foreign exchange impact, partially offset by increases from model and parameter updates.
The model and parameter updates mainly reflected a FINMA-mandated buffer related to the ship finance rating model and an additional phase-in of multipliers on income producing real estate (IPRE) and non-IPRE exposures.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
2Q19
CHF million
Risk-weighted assets at beginning of period	123,397
Asset size	671
Asset quality	(662)
Model and parameter updates	1,045
Foreign exchange impact	(1,688)
Risk-weighted assets at end of period	122,763
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regard to the treatment of financial collateral
Asset quality/credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category

Specialized lending
The following tables present the carrying values, exposure amounts and RWA for the Group’s specialized lending under the supervisory slotting approach.
CR10 – Specialized lending
end of		On- balance sheet amount	Off- balance sheet amount	Risk weight		Exposure amount	[1]	RWA	Expected losses
2Q19 (CHF million, except where indicated)
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong	Less than 2.5 years	8	378	50%		216		114	0
	Equal to or more than 2.5 years	472	675	70%		843		626	3
Good	Less than 2.5 years	444	2	70%		445		330	2
	Equal to or more than 2.5 years	285	242	90%		418		399	3
Satisfactory		319	121	115%	[2]	385		470	11
Total		1,528	1,418	–		2,307		1,939	19
High-volatility commercial real estate
Regulatory categories and remaining maturity
Strong	Equal to or more than 2.5 years	18	131	95%		90		91	0
Good	Equal to or more than 2.5 years	286	47	120%		312		397	1
Satisfactory		128	52	140%		157		233	5
Weak		0	29	250%		16		42	1
Default		45	3	–		47		0	24
Total		477	262	–		622		763	31
4Q18 (CHF million, except where indicated)
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong	Less than 2.5 years	156	123	50%		223		118	0
	Equal to or more than 2.5 years	318	892	70%		808		600	3
Good	Less than 2.5 years	835	31	70%		852		632	3
	Equal to or more than 2.5 years	294	219	90%		414		395	3
Satisfactory		88	156	115%	[2]	174		212	5
Weak		60	0	250%		60		160	5
Default		36	0	–		36		–	18
Total		1,787	1,421	–		2,567		2,117	37
High-volatility commercial real estate
Regulatory categories and remaining maturity
Good	Equal to or more than 2.5 years	157	110	120%		217		276	1
Satisfactory		7	1	140%		7		10	0
Default		35	0	–		35		0	18	[3]
Total		199	111	–		259		286	19	[3]
1 Exposure amounts in connection with IPRE.
2 For a portion of the exposure, a risk weight of 120% is applied.
3 Prior period has been corrected.

Equity positions in the banking book
For equity type securities in the banking book, risk weights are determined using the simple risk-weight approach, which differentiates by equity sub-asset types, such as exchange-traded and other equity exposures.
CR10 – Equity positions in the banking book under the simple risk-weight approach
end of	On-balance sheet amount	Off-balance sheet amount	Risk weight	Exposure amount	RWA
2Q19 (CHF million)
Exchange-traded equity exposures	26	0	300%	26	83
Other equity exposures	2,007	0	400%	2,007	8,509
Total	2,033	0	–	2,033	8,592
4Q18 (CHF million)
Exchange-traded equity exposures	21	0	300%	21	67
Other equity exposures	1,960	0	400%	1,960	8,311
Total	1,981	0	–	1,981	8,378

Counterparty credit risk
General
Counterparty exposure
CCR arises from over-the-counter (OTC) and exchange-traded derivatives, as well as securities financing transactions (SFT), such as repurchase agreements, securities lending and borrowing and other similar products. CCR exposures depend on the value of underlying market factors, for example, interest rates and foreign exchange rates, which may be volatile.
Credit Suisse has received approval from FINMA to use the internal models method (IMM) for measuring CCR for the majority of the derivatives and the value-at-risk (VaR) model for SFTs.
Details of counterparty credit risk exposures
Analysis of counterparty credit risk exposure by approach
The following table presents a comprehensive view of the methods used to calculate CCR regulatory requirements and the main parameters used within each method.
CCR1 – Analysis of counterparty credit risk exposure by approach
end of	Re-placement cost	PFE	EEPE		Alpha used for computing regulatory EAD		EAD post-CRM		RWA
2Q19 (CHF million, except where indicated)
SA-CCR (for derivatives) [1]	4,863	2,880	–		1.0		7,743		2,738
IMM (for derivatives)	–	–	18,874		1.4 - 1.6	[2]	28,206		10,761
Comprehensive Approach for CRM (for SFTs)	–	–	–		–		4		2
VaR for SFTs	–	–	–		–		29,897		4,898
Total	–	–	–		–		65,850		18,399
4Q18 (CHF million, except where indicated)
SA-CCR (for derivatives) [1]	4,223	2,722	–		1.0		6,945	[3]	2,463
IMM (for derivatives)	–	–	19,752	[3]	1.4 - 1.6	[2]	29,602	[3]	9,138
Comprehensive Approach for CRM (for SFTs)	–	–	–		–		13		6
VaR for SFTs	–	–	–		–		28,466		4,594
Total	–	–	–		–		65,026	[3]	16,201
1 Calculated under the current exposure method.
2 EEPE alpha factors are generally equal to either 1.4 or 1.6, depending on the model used. Alpha factor is set equal to 1.0 in case of wrong way risk.
3 Prior period has been corrected.
CVA capital charge
The following table presents the credit valuation adjustment (CVA) regulatory calculations by advanced and standardized approaches.
RWA increased CHF 0.3 billion compared to the end of 4Q18, mainly reflecting the impact of the de-recognition of certain hedging transactions.
CCR2 – CVA capital charge
	2Q19		4Q18
end of	EAD post-CRM	RWA	EAD post-CRM		RWA
CHF million
Total portfolios subject to the advanced CVA capital charge	34,897	5,905	32,980	[1]	5,669
of which VaR component (including the 3 x multiplier)	–	1,998	–		1,952
of which stressed VaR component (including the 3 x multiplier)	–	3,907	–		3,717
All portfolios subject to the standardized CVA capital charge	128	112	73		74
Total subject to the CVA capital charge	35,025	6,017	33,053	[1]	5,743
EAD post-CRM is disclosed as of the end of the period (end of day), whereas the RWA is an average as of the last 12 weeks.
1 Prior period has been corrected.

CCR exposures by regulatory portfolio and risk weight – standardized approach
Exposures under the standardized approach as of the end of 2Q19 increased compared to the end of 4Q18. The increase was primarily due to the application of the standardized approach for exposures, which were previously captured under the IRB approach.
The following table presents a breakdown of CCR exposures by regulatory portfolio (type of counterparties) and by risk weight (riskiness attributed to the exposure according to the standardized approach).
CCR3 – CCR exposures by regulatory portfolio and risk weight - standardized approach
	Risk weight
end of	0%	20%	50%	100%	150%	Exposures post-CCF and CRM
2Q19 (CHF million)
Sovereigns	421	0	138	13	0	572
Institutions - Banks and securities dealer	0	136	144	39	22	341
Corporates	0	1,977	300	1,105	38	3,420
Retail	0	0	0	3	0	3
Other exposures	0	0	0	504	0	504
Total	421	2,113	582	1,664	60	4,840
4Q18 (CHF million)
Retail	0	0	0	18	0	18
Other exposures	42	0	0	349	0	391
Total	42	0	0	367	0	409

CCR exposures by portfolio and PD scale – IRB models
The following table presents all relevant parameters used for the calculation of CCR capital requirements for IRB models.
CCR4 – CCR exposures by portfolio and PD scale - IRB models
end of 2Q19	EAD post- CRM	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	RWA density
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	1,774	0.03%	36	47%	0.3	84	5%
0.15% to <0.25%	676	0.22%	3	41%	1.0	206	30%
0.25% to <0.50%	42	0.37%	1	53%	0.0	17	42%
0.50% to <0.75%	0	0.64%	1	42%	1.0	0	58%
0.75% to <2.50%	66	1.89%	2	53%	0.2	70	105%
2.50% to <10.00%	339	7.05%	5	46%	0.7	540	159%
Sub-total	2,897	0.94%	48	46%	0.5	917	32%
Institutions - Banks and securities dealer
0.00% to <0.15%	12,976	0.06%	514	58%	0.6	2,544	20%
0.15% to <0.25%	338	0.22%	79	58%	0.9	170	50%
0.25% to <0.50%	409	0.37%	81	55%	0.8	261	64%
0.50% to <0.75%	55	0.64%	48	50%	0.5	38	70%
0.75% to <2.50%	280	1.80%	93	53%	0.3	341	122%
2.50% to <10.00%	167	6.46%	85	49%	0.8	267	159%
10.00% to <100.00%	5	24.24%	9	52%	1.0	14	306%
Sub-total	14,230	0.20%	909	58%	0.6	3,635	26%
Institutions - Other institutions
0.00% to <0.15%	111	0.05%	31	46%	3.3	27	24%
0.15% to <0.25%	4	0.16%	1	27%	5.0	2	38%
0.25% to <0.50%	1	0.30%	1	28%	1.0	0	26%
0.50% to <0.75%	0	0.58%	2	53%	1.1	0	70%
Sub-total	116	0.05%	35	45%	3.4	29	25%
Corporates - Specialized lending
0.00% to <0.15%	140	0.05%	17	45%	3.7	35	25%
0.15% to <0.25%	12	0.20%	18	28%	3.0	3	27%
0.25% to <0.50%	14	0.36%	14	48%	4.3	10	72%
0.50% to <0.75%	11	0.61%	10	34%	4.7	7	67%
0.75% to <2.50%	13	1.04%	18	25%	4.0	8	60%
2.50% to <10.00%	1	5.16%	3	12%	4.0	1	47%
Sub-total	191	0.22%	80	42%	3.8	64	33%

CCR4 – CCR exposures by portfolio and PD scale - IRB models (continued)
end of 2Q19	EAD post- CRM	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	RWA density
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	33,904	0.05%	10,204	50%	0.5	3,872	11%
0.15% to <0.25%	1,933	0.21%	972	50%	1.8	906	47%
0.25% to <0.50%	808	0.37%	567	49%	1.4	480	59%
0.50% to <0.75%	1,009	0.64%	400	55%	1.1	864	86%
0.75% to <2.50%	1,772	1.47%	1,195	55%	1.1	2,171	123%
2.50% to <10.00%	1,135	5.08%	616	46%	0.9	2,599	229%
10.00% to <100.00%	8	18.91%	4	28%	4.1	14	180%
100.00% (Default)	5	100.00%	3	49%	1.0	5	106%
Sub-total	40,574	0.30%	13,961	50%	0.6	10,911	27%
Other retail
0.00% to <0.15%	2,517	0.05%	3,255	52%	1.0	198	8%
0.15% to <0.25%	181	0.19%	316	27%	2.1	21	11%
0.25% to <0.50%	89	0.34%	347	29%	1.8	16	17%
0.50% to <0.75%	65	0.58%	669	46%	1.5	25	38%
0.75% to <2.50%	81	2.09%	82	63%	1.0	70	88%
2.50% to <10.00%	17	5.68%	41	58%	0.4	15	92%
10.00% to <100.00%	2	20.28%	1	24%	5.0	1	57%
100.00% (Default)	6	100.00%	2	100%	1.0	6	106%
Sub-total	2,958	0.38%	4,713	50%	1.1	352	12%
Total (all portfolios)
0.00% to <0.15%	51,422	0.05%	14,057	52%	0.6	6,760	13%
0.15% to <0.25%	3,144	0.22%	1,389	47%	1.6	1,308	42%
0.25% to <0.50%	1,363	0.37%	1,011	50%	1.2	784	58%
0.50% to <0.75%	1,140	0.63%	1,130	54%	1.1	934	82%
0.75% to <2.50%	2,212	1.54%	1,390	55%	1.0	2,660	120%
2.50% to <10.00%	1,659	5.63%	750	47%	0.9	3,422	206%
10.00% to <100.00%	15	20.81%	14	35%	3.2	29	202%
100.00% (Default)	11	100.00%	5	77%	1.0	11	106%
Total (all portfolios)	60,966	0.31%	19,746	52%	0.7	15,908	26%
EAD post-CRM decreased CHF 3.7 billion compared to the end of 4Q18, primarily due to the application of the standardized approach for exposures, which were previously captured under the IRB approach.

CCR4 – CCR exposures by portfolio and PD scale - IRB models
end of 4Q18	EAD post- CRM	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	RWA density
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	2,635	0.03%	59	48%	0.5	145	6%
0.15% to <0.25%	471	0.22%	4	41%	1.0	142	30%
0.50% to <0.75%	0	0.64%	2	42%	1.0	0	56%
0.75% to <2.50%	37	1.89%	3	53%	0.3	39	106%
2.50% to <10.00%	210	9.31%	6	52%	0.4	413	197%
Sub-total	3,353	0.65%	74	47%	0.5	739	22%
Institutions - Banks and securities dealer
0.00% to <0.15%	14,122	0.06%	532	58%	0.6	2,708	19%
0.15% to <0.25%	341	0.22%	88	57%	0.9	173	51%
0.25% to <0.50%	383	0.37%	85	53%	1.0	249	65%
0.50% to <0.75%	53	0.64%	55	53%	0.8	39	74%
0.75% to <2.50%	386	1.79%	103	51%	0.4	450	117%
2.50% to <10.00%	139	6.00%	102	49%	0.9	209	151%
10.00% to <100.00%	8	23.55%	10	50%	1.0	23	270%
100.00% (Default)	17	100.00%	2	60%	1.0	18	106%
Sub-total	15,449	0.29%	977	58%	0.7	3,869	25%
Institutions - Other institutions
0.00% to <0.15%	93	0.05%	32	46%	3.3	23	25%
0.15% to <0.25%	5	0.19%	2	30%	4.2	2	40%
0.25% to <0.50%	1	0.36%	2	43%	2.6	0	62%
0.50% to <0.75%	0	0.58%	2	53%	1.2	0	92%
Sub-total	99	0.06%	38	45%	3.4	25	26%
Corporates - Specialized lending
0.00% to <0.15%	110	0.04%	20	41%	4.1	27	24%
0.15% to <0.25%	10	0.20%	17	30%	3.3	3	32%
0.25% to <0.50%	12	0.37%	16	44%	4.6	8	69%
0.50% to <0.75%	4	0.62%	8	38%	4.6	3	75%
0.75% to <2.50%	12	1.05%	20	29%	4.0	9	70%
2.50% to <10.00%	0	5.29%	3	10%	4.6	0	38%
10.00% to <100.00%	0	14.58%	1	28%	2.5	0	129%
Sub-total	148	0.20%	85	39%	4.1	50	34%

CCR4 – CCR exposures by portfolio and PD scale - IRB models (continued)
end of 4Q18	EAD post- CRM	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	RWA density
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	36,995	0.05%	10,508	50%	0.6	4,128	11%
0.15% to <0.25%	1,606	0.22%	1,162	46%	1.5	662	41%
0.25% to <0.50%	936	0.37%	594	56%	1.4	650	69%
0.50% to <0.75%	681	0.64%	470	56%	1.1	600	88%
0.75% to <2.50%	1,272	1.44%	1,247	70%	1.1	2,071	163%
2.50% to <10.00%	1,081	4.67%	1,837	53%	0.9	2,457	227%
10.00% to <100.00%	18	27.70%	8	41%	1.3	51	279%
100.00% (Default)	30	100.00%	7	53%	1.0	32	106%
Sub-total	42,619	0.31%	15,833	51%	0.7	10,651	25%
Other retail
0.00% to <0.15%	2,453	0.07%	1,730	58%	1.0	325	13%
0.15% to <0.25%	182	0.19%	303	33%	1.7	24	13%
0.25% to <0.50%	54	0.35%	262	29%	1.6	10	18%
0.50% to <0.75%	167	0.58%	696	50%	1.2	68	41%
0.75% to <2.50%	100	1.41%	130	38%	1.0	42	42%
2.50% to <10.00%	2	4.16%	39	43%	1.3	1	66%
10.00% to <100.00%	2	20.28%	2	19%	5.0	1	46%
100.00% (Default)	7	100.00%	3	100%	1.0	8	106%
Sub-total	2,967	0.41%	3,165	55%	1.0	479	16%
Total (all portfolios)
0.00% to <0.15%	56,408	0.05%	12,881	52%	0.6	7,356	13%
0.15% to <0.25%	2,615	0.22%	1,576	45%	1.4	1,006	38%
0.25% to <0.50%	1,386	0.37%	959	54%	1.3	917	66%
0.50% to <0.75%	905	0.63%	1,233	55%	1.1	710	79%
0.75% to <2.50%	1,807	1.52%	1,503	63%	0.9	2,611	144%
2.50% to <10.00%	1,432	5.48%	1,987	53%	0.8	3,080	215%
10.00% to <100.00%	28	25.99%	21	42%	1.4	75	262%
100.00% (Default)	54	100.00%	12	61%	1.0	58	106%
Total (all portfolios)	64,635	0.33%	20,172	52%	0.7	15,813	24%

Composition of collateral for CCR exposure
The following table presents a breakdown of all types of collateral posted or received by banks to support or reduce CCR exposures related to derivative transactions or SFTs, including transactions cleared through a central counterparty (CCP). For disclosure purposes, the collateral values are presented as the market value of the collateral without any adjustments for haircuts.
CCR5 – Composition of collateral for CCR exposure
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received		Fair value of posted collateral
end of	Segregated	Unsegregated	Total	Segregated	Unsegregated	Total
2Q19 (CHF million)
Cash - domestic currency	0	6,049	6,049	0	5,389	5,389	395		3,637
Cash - other currencies	0	44,792	44,792	0	37,265	37,265	100,898		184,106
Domestic sovereign debt	0	126	126	0	30	30	1,970		449
Other sovereign debt	0	20,956	20,956	2,346	15,638	17,984	203,799		117,405
Government agency debt	0	194	194	0	77	77	1,172		7,175
Corporate bonds	0	6,390	6,390	0	58	58	76,616		21,712
Equity securities	0	8,219	8,219	1,976	703	2,679	266,653	[1]	106,972	[1]
Other collateral	0	4,286	4,286	4	4	8	26,281		21,636
Total	0	91,012	91,012	4,326	59,164	63,490	677,784		463,092
4Q18 (CHF million) [2]
Cash - domestic currency	0	3,380	3,380	0	6,017	6,017	230		2,472
Cash - other currencies	0	42,889	42,889	0	35,691	35,691	118,991		193,461
Domestic sovereign debt	0	89	89	0	28	28	2,313		1,231
Other sovereign debt	0	19,787	19,787	2,079	12,258	14,337	207,393		102,017
Government agency debt	0	301	301	0	175	175	1,322		8,073
Corporate bonds	0	6,427	6,427	0	22	22	62,171		19,880
Equity securities	0	7,512	7,512	2,566	738	3,304	221,632	[1]	56,248	[1]
Other collateral	0	4,078	4,078	3	149	152	19,381		30,181
Total	0	84,463	84,463	4,648	55,078	59,726	633,433		413,563
1
The Equity Prime Brokerage business consists of clients acquiring long and short positions in the market in a Credit Suisse account along with the appropriate margins. In the case of a counterparty default, Credit Suisse gains control over the long positions and are free to sell them to cover the exposure and the long positions are thus considered as "collateral received". On the other hand, the short positions are considered as "trades" and are not reported in the disclosure as "posted collateral".

2 Prior period has been corrected.

Credit derivatives exposures
The following table presents the extent of the Group’s exposures to credit derivative transactions as protection bought or sold.
CCR6 – Credit derivatives exposures
	2Q19		4Q18		[1]
end of	Protection bought	Protection sold	Protection bought	Protection sold
Notionals (CHF billion)
Single-name CDS	112.6	89.7	104.7	77.9
Index CDS	170.5	137.6	149.7	145.3
Total return swaps	5.8	3.7	4.5	5.2
Credit options	0.5	0.0	0.6	0.0
Other credit derivatives	49.1	23.6	48.7	23.3
of which credit default swaptions	49.1	23.6	48.7	23.3
Total notionals	338.5	254.6	308.2	251.7
Fair values (CHF billion)
Positive fair value (asset)	3.1	5.1	3.5	2.7
Negative fair value (liability)	7.9	2.4	4.2	3.1
Includes the client leg of cleared credit derivatives.
1 Prior period has been corrected.
RWA flow statements of CCR exposures under IMM
The following table presents the 2Q19 flow statement explaining changes in CCR RWA determined under the IMM for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
2Q19
CHF million
Risk-weighted assets at beginning of period	15,133
Asset size	425
Credit quality of counterparties	(194)
Model and parameter updates	1,001
Foreign exchange impact	(408)
Risk-weighted assets at end of period	15,957
> Refer to “RWA flow statements of credit risk exposures under IRB” (page 18) in Credit risk for definitions of the RWA flow statements components.
CCR RWA under IMM of CHF 16.0 billion increased 5% compared to the end of 1Q19, primarily driven by model and parameter updates reflecting the impact of the de-recognition of certain hedging transactions.
Exposures to central counterparties
The following table presents a comprehensive picture of the Group’s exposure to CCPs.
CCR8 – Exposures to central counterparties
	2Q19		4Q18
end of	EAD (post-CRM)	RWA	EAD (post-CRM)	RWA
CHF million
QCCPs
Exposures for trades at QCCPs	17,649	369	16,200	323
of which OTC derivatives	9,414	204	5,516	110
of which exchange-traded derivatives	7,596	152	9,768	195
of which SFTs	639	13	916	18
Segregated initial margin	2,497	–	303	–
Non-segregated initial margin	286	6	1,163	25
Pre-funded default fund contributions	2,724	1,093	2,937	946
Total exposures to QCCPs	–	1,468	–	1,294
Non-QCCPs
Exposures for trades at non-QCCPs	15	15	97	97
of which SFTs	15	15	97	97
Pre-funded default fund contributions	2	22	6	21
Total exposures to non-QCCPs	–	37	–	118
Exposures associated with initial margin, where the exposures are measured under the IMM, have been included within the exposures for trades.

Securitization
Securitization exposures in the banking book
Securitization exposures presented in the following table represent the EAD.
Securitization exposures in the banking book where the Group acts as originator increased CHF 1.5 billion compared to the end of 4Q18, primarily relating to new collateralized debt obligations (CDO)/collateralized loan obligations (CLO) securitizations.
Securitization exposures in the banking book where the Group acts as sponsor increased CHF 1.5 billion and securitization exposures in the banking book where the Group acts as investor increased CHF 0.8 billion compared to the end of 4Q18.
SEC1 – Securitization exposures in the banking book
	Bank acts as originator			Bank acts as sponsor			Bank acts as investor
end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total	Traditional	Synthetic	Total
2Q19 (CHF million)
Commercial mortgages	61	0	61	0	0	0	246	4	250
Residential mortgages	39	0	39	94	0	94	1,301	239	1,540
CDO/CLO	1,057	32,383	33,440	1,742	0	1,742	2,037	4	2,041
Other ABS	940	0	940	6,359	0	6,359	5,234	196	5,430
Total	2,097	32,383	34,480	8,195	0	8,195	8,818	443	9,261
4Q18 (CHF million) [1]
Commercial mortgages	10	0	10	0	0	0	217	0	217
Residential mortgages	102	0	102	235	0	235	1,663	0	1,663
CDO/CLO	1,074	31,831	32,905	1,036	1	1,037	1,541	0	1,541
Other ABS	3	0	3	5,383	0	5,383	5,071	0	5,071
Total	1,189	31,831	33,020	6,654	1	6,655	8,492	0	8,492
1 Prior period has been corrected.
Securitization exposures in the trading book
SEC2 – Securitization exposures in the trading book
	Bank acts as originator			Bank acts as sponsor			Bank acts as investor
end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total	Traditional	Synthetic	Total
2Q19 (CHF million)
Commercial mortgages	59	0	59	0	0	0	1,441	320	1,761
Residential mortgages	21	0	21	0	0	0	3,190	49	3,239
Other ABS	1	0	1	0	0	0	579	60	639
CDO/CLO	4	0	4	0	0	0	320	185	505
Total	85	0	85	0	0	0	5,530	614	6,144
4Q18 (CHF million)
Commercial mortgages	86	0	86	0	0	0	1,439	887	2,326
Residential mortgages	42	0	42	0	0	0	2,483	40	2,523
Other ABS	1	0	1	0	0	0	630	139	769
CDO/CLO	4	0	4	0	0	0	462	482	944
Total	133	0	133	0	0	0	5,014	1,548	6,562

Calculation of capital requirements
The following tables present the securitization exposures in the banking book and the associated regulatory capital requirements.
SEC3 – Securitization exposures in the banking book and associated regulatory capital requirements - Credit Suisse acting as originator or as sponsor
	Exposure value (by RW band)					Exposure value (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW
2Q19 (CHF million)
Total exposures	34,380	6,110	827	1,292	66	34,474	1,278	6,857	66	7,056	933	1,976	818	528	75	158	66
Traditional securitization	5,475	2,693	827	1,255	42	2,115	1,278	6,857	42	922	933	1,976	514	38	75	158	42
of which securitization	5,475	2,693	827	1,255	32	2,115	1,278	6,857	32	922	933	1,976	393	38	75	158	32
of which retail underlying	3,230	1,428	13	39	21	0	933	3,777	21	0	418	732	258	0	33	59	21
of which wholesale	2,245	1,265	814	1,216	11	2,115	345	3,080	11	922	515	1,244	135	38	42	99	11
of which re-securitization	0	0	0	0	10	0	0	0	10	0	0	0	121	0	0	0	10
of which senior	0	0	0	0	3	0	0	0	3	0	0	0	35	0	0	0	3
of which non-senior	0	0	0	0	7	0	0	0	7	0	0	0	86	0	0	0	7
Synthetic securitization	28,905	3,417	0	37	24	32,359	0	0	24	6,134	0	0	304	490	0	0	24
of which securitization	28,905	3,417	0	37	24	32,359	0	0	24	6,134	0	0	304	490	0	0	24
of which retail underlying	458	6	0	0	0	464	0	0	0	81	0	0	2	6	0	0	0
of which wholesale	28,447	3,411	0	37	24	31,895	0	0	24	6,053	0	0	302	484	0	0	24
4Q18 (CHF million) [1]
Total exposures	32,476	6,403	556	179	61	33,486	1,440	4,688	61	6,621	1,036	1,287	757	514	83	99	61
Traditional securitization	4,237	2,872	556	140	36	1,678	1,440	4,688	36	627	1,036	1,287	451	34	83	99	36
of which securitization	4,237	2,872	556	140	2	1,678	1,440	4,688	2	627	1,036	1,287	24	34	83	99	2
of which retail underlying	2,522	1,505	90	49	0	184	993	2,989	0	69	447	684	0	6	36	55	0
of which wholesale	1,715	1,367	466	91	2	1,494	447	1,699	2	558	589	603	24	28	47	44	2
of which re-securitization	0	0	0	0	34	0	0	0	34	0	0	0	427	0	0	0	34
of which senior	0	0	0	0	26	0	0	0	26	0	0	0	324	0	0	0	26
of which non-senior	0	0	0	0	8	0	0	0	8	0	0	0	103	0	0	0	8
Synthetic securitization	28,239	3,531	0	39	25	31,808	0	0	25	5,994	0	0	306	480	0	0	25
of which securitization	28,239	3,531	0	39	25	31,808	0	0	25	5,994	0	0	306	480	0	0	25
of which retail underlying	519	22	0	0	1	541	0	0	1	83	0	0	9	7	0	0	1
of which wholesale	27,720	3,509	0	39	24	31,267	0	0	24	5,911	0	0	297	473	0	0	24
1 Prior period has been corrected.
30 / 31

SEC4 – Securitization exposures in the banking book and associated regulatory capital requirements - Credit Suisse acting as investor
	Exposure value (by RW band)					Exposure value (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW
2Q19 (CHF million)
Total exposures	5,866	2,120	1,105	165	5	1,460	1,289	6,507	5	219	575	2,795	65	18	46	151	5
Traditional securitization	5,757	1,892	1,021	144	4	1,460	984	6,370	4	219	380	2,764	52	18	31	148	4
of which securitization	5,757	1,892	939	144	4	1,460	984	6,288	4	219	380	2,682	52	18	31	141	4
of which retail underlying	3,020	609	201	4	4	0	402	3,433	4	0	169	1,067	52	0	14	56	4
of which wholesale	2,737	1,283	738	140	0	1,460	582	2,855	0	219	211	1,615	0	18	17	85	0
of which re-securitization	0	0	82	0	0	0	0	82	0	0	0	82	0	0	0	7	0
of which non-senior	0	0	82	0	0	0	0	82	0	0	0	82	0	0	0	7	0
Synthetic securitization	109	228	84	21	1	0	305	137	1	0	195	31	13	0	15	3	1
of which securitization	109	228	84	21	0	0	305	137	0	0	195	31	3	0	15	3	0
of which retail underlying	11	131	82	15	0	0	239	0	0	0	167	0	0	0	13	0	0
of which wholesale	98	97	2	6	0	0	66	137	0	0	28	31	0	0	2	3	0
of which re-securitization	0	0	0	0	1	0	0	0	1	0	0	0	10	0	0	0	1
of which senior	0	0	0	0	1	0	0	0	1	0	0	0	10	0	0	0	1
4Q18 (CHF million) [1]
Total exposures	5,640	1,437	470	921	24	1,360	942	6,166	24	208	386	3,059	298	17	31	177	24
Traditional securitization	5,640	1,437	470	921	24	1,360	942	6,166	24	208	386	3,059	298	17	31	177	24
of which securitization	5,640	1,437	470	921	24	1,360	942	6,166	24	208	386	3,059	298	17	31	177	24
of which retail underlying	3,118	640	202	781	24	0	373	4,368	24	0	144	1,925	298	0	12	126	24
of which wholesale	2,522	797	268	140	0	1,360	569	1,798	0	208	242	1,134	0	17	19	51	0
1 Prior period has been corrected.
32 / 33

Market risk
General
We use the advanced approach for calculating the market risk capital requirements for the majority of our market risk exposures. The percentage of RWA covered by internal models as of June 30, 2019 was 86%. In line with regulatory requirements, the standardized measurement method is used for the specific risk of securitized exposures.
Market risk under internal model approach
RWA flow statements of market risk exposures under an IMA
The following table presents the 2Q19 flow statement explaining variations in the market risk RWA determined under an internal model approach (IMA).
Market risk RWA under an IMA of CHF 13.7 billion decreased 3% compared to the end of 1Q19.
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
2Q19	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total
CHF million
Risk-weighted assets at beginning of period	2,961	4,424	1,171	5,453		14,009
Regulatory adjustment	(37)	(72)	(257)	(311)		(677)
Risk-weighted assets at beginning of period (end of day)	2,924	4,352	914	5,142		13,332
Movement in risk levels	(81)	204	129	287		539
Model and parameter updates	8	37	0	0		45
Foreign exchange impact	(48)	(84)	(36)	(96)		(264)
Risk-weighted assets at end of period (end of day)	2,803	4,509	1,007	5,333		13,652
Regulatory adjustment	(286)	269	325	(310)		(2)
Risk-weighted assets at end of period	2,517	4,778	1,332	5,023		13,650
1 Risks not in VaR.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g., VaR) it refers to the RWA that would be computed if the snapshot quarter end amount of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Market risk under standardized approach
The following table presents the capital requirement under the standardized approach for market risk.
MR1 – Market risk under standardized approach
end of	2Q19	4Q18
Risk-weighted assets (CHF million)
Securitization	2,190	2,393
Total risk-weighted assets	2,190	2,393

IMA approach values for trading portfolios
The following table presents the maximum, minimum, average and period end values resulting from the different types of models used for computing regulatory capital charge at the Group level, before any additional capital charge is applied.
MR3 – Regulatory VaR, stressed VaR and Incremental Risk Charge
in / end of	1H19	2H18
CHF million
Regulatory VaR (10 day 99%)
Maximum value	120	149
Average value	73	71
Minimum value	57	44
Period end	75	121
Stressed VaR (10 day 99%)
Maximum value	179	188
Average value	122	141
Minimum value	89	89
Period end	120	167
IRC (99.9%)
Maximum value	138	304
Average value	97	137
Minimum value	51	30
Period end	81	70
During 1H19, the average stressed VaR decreased, primarily driven by a more defensive equities position in Global Markets. The average incremental risk charge (IRC) decreased, primarily driven by lower IRC levels following an update to loan data attributes in Global Markets in 2H18.
Comparison of VaR estimates with gains/losses
The following chart compares the results of estimates from the regulatory VaR model with both hypothetical and actual trading outcomes.
Backtesting involves comparing the results produced by the VaR model with a subset of actual trading revenues also referred to as hypothetical trading revenues under the Basel framework. Hypothetical trading revenues are defined in compliance with regulatory requirements and aligned with the objective of the VaR model output by excluding (i) non-market elements (such as fees, commissions, cancellations and terminations, net cost of funding and credit-related valuation adjustments) and (ii) gains and losses from intra-day trading. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate. The actual trading revenue includes the intra-day trading revenues as well as commissions and fees, in addition to hypothetical trading revenues.
For capital purposes and in line with Bank for International Settlements (BIS) requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. VaR models with less than five backtesting exceptions are considered by regulators to be classified in a defined “green zone”. The “green zone” corresponds to backtesting results that do not themselves suggest a problem with the quality or accuracy of a bank’s model.
In 1H19, we had no backtesting exceptions in our regulatory VaR model calculated using hypothetical trading revenues.
Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 2Q19, in line with BIS industry guidelines, the bank is in the “green zone”.

Interest rate risk in the banking book
Risk management objectives and policies
Overview
The Group manages interest rate risk in the banking book (IRRBB) both in terms of risk to earnings as well as risk to the economic value of the asset and liability position, arising from changes in interest rates.
The Group monitors IRRBB through established systems, processes and controls. Risk measures are provided to estimate the impact of changes in interest rates, which is one of the primary ways in which IRRBB is assessed for risk management purposes.
The Group does not have a regulatory requirement to hold capital against IRRBB. The economic impacts of adverse shifts in interest rates from FINMA-defined scenarios are significantly below 15% of tier 1 capital − the threshold used by the regulator to identify banks that potentially run excessive levels of interest rate risk at group and legal entity levels.
Major sources of interest rate risk in the banking book
We assume interest rate risks in our banking book through lending and deposit-taking, money market and funding activities, and the deployment of our consolidated equity, as well as other activities involving banking book positions at the divisional level. Non-maturing products, such as savings accounts, have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of the business divisions. Replicating portfolios transform non-maturing products into a series of fixed-term products that approximate the re-pricing and volume behavior of the pooled client transactions.
Risk management and control governance
The Group’s overarching objective is to manage the risk of banking book positions in an efficient and controlled manner, across both regulatory constraints and the Group’s risk appetite frameworks. The Group applies the three lines of defense model to IRRBB with clear segregation between the CFO and the businesses (first line), the CRO (second line) and Internal Audit (third line).
Oversight of business strategies, new initiatives, risk measures and risk appetite is provided by a set of governance committees. The Capital Allocation and Risk Management Committee (CARMC) is the main governance committee for the Group’s funding, liquidity and capital management. The CARMC is responsible for the Group’s IRRBB risk control framework and escalation of risk constraint breaches.
The Group’s Risk Processes and Standards Committee (RPSC) and associated sub-committees are responsible for the oversight and approval of IRRBB-related risk models, global policies, manuals, guidelines and procedures. Divisional and legal entity risk management committees review IRRBB-related matters specific to their local entities and jurisdictions.
Independent model validation is performed by the model risk management function, a CRO unit independent from model developers, which follows specific quality standards and procedures, such as minimum revalidation cycles. The validation outcome is presented to management and to the RPSC for model approval, in accordance with model development policies.
IRRBB is integrated into the Group’s risk appetite framework and is considered by risk constraints formulated by the Group’s Board of Directors for both earnings- and economic value-based risk measures. The Group’s IRRBB risk appetite level – in terms of the change in net present values, also referred to as “delta economic value of equity (∆EVE)” – is primarily driven by the available capital and is allocated to the Group’s material legal entities.
Additionally, the crisis response framework can be triggered by management, for example, due to changing market conditions, and requires IRRBB to be quantitatively assessed in response to a specific crisis event. Since crisis reporting can be triggered anytime, the risk measures may need to be generated on an ad hoc basis, outside the recurring production cycles, to provide management with timely reports focused on the identified driver.
Internal Audit regularly assesses the design and operating effectiveness of our interest rate risk management processes and controls, according to the annual audit plan. Internal Audit is independent from the departments involved in the measurement and management of IRRBB and directly reports to the Group’s Board of Directors.
Hedging
The Group assumes a conservative IRRBB risk strategy, which aims to keep a low exposure profile to economic value risks while maintaining high earnings’ stability. This is achieved mainly by systematic hedging of issued debt and open interest rate risk arising from loans and deposit maturity mismatches in the private banking business.
The main instruments used for hedging are interest rate swaps. Most of these swaps qualify for hedge accounting treatment under US GAAP, which allows for the reduction of economic risks without increasing accounting volatility.

Key risk measures
We monitor the change in net interest income, also referred to as “delta net interest income (∆NII)” on a monthly basis at both the Group and the divisional levels. This is performed by running internal interest rate stress test scenarios on a proprietary model, which follows the Group’s business logic and the expected client behavior. The regulatory ∆NII uses the modelling and parameter assumptions summarized below.
From an economic value perspective, key risk measures are the ∆EVE, representing the change in economic value based on shocked interest rate curves, and the interest rate sensitivity of a one basis point parallel increase in yield curves (DV01). Both are available to management on a daily basis. For internal risk management purposes, we monitor a ΔEVE measure, which covers all banking book positions. For the regulatory ΔEVE measure, we exclude bonds issued as additional tier 1 capital; this is in line with FINMA guidance. Additional ΔEVE modelling and parameter assumptions are summarized below. The regulatory ΔEVE measure is used for both the IRRBB outlier test and for the Pillar 3 disclosures. We monitor this regulatory risk measure on a monthly basis.
Risk measure scenarios
The Group has implemented the FINMA-mandated scenarios on the regulatory ∆EVE and ∆NII risk measures. Beyond the regulatory scenarios, we have also defined a comprehensive set of internal stress test scenarios. The scenarios are reviewed periodically in terms of both scenario selection and calibration of the shocks applied, reflecting changes in macroeconomic conditions and specific interest rate environments.
Key modelling and parametric assumptions
The following list summarizes the key modelling and parameter assumptions used in the IRRBBA1 and IRRBB1 tables:
Regulatory ∆EVE:
■ ∆EVE is measured by excluding client margins and applying risk-free discounting.
■ Following the internal approach for ∆EVE, the aggregation logic for each of the six prescribed regulatory scenarios allows for diversification between the different currencies.
■ Additional tier 1 capital is excluded from the regulatory ∆EVE measure.
■ ∆EVE is calculated using a sensitivity-based approach.
Regulatory ∆NII:
■ The regulatory constant balance sheet assumptions prescribe using both constant volumes and constant margins throughout the one-year horizon.
■ Volumes are kept constant, both in balance sheet size and product composition.
■ Margins are kept at a constant level for the new positions, in line with the maturing positions.
■ In accordance with regulatory guidance, cash positions held at central banks are excluded.
■ Under the regulatory banking book definition, the Group’s banking book contains more liabilities than assets. This is mainly due to trading book assets, which are funded out of banking books. The funding costs out of the banking book are included, while trading book revenues are excluded from the reporting. As a result, the banking book ΔNII disclosed does not include a material source of income.
■ ∆NII is measured including additional tier 1 capital instruments.
■ As of the reporting date, there are no material exposures to customer loans with prepayment optionality.
Additional assumptions and internal approach:
■ All the above-mentioned risk measures are generated based on granular position data and reflect the individual contractual details, while utilizing the latest available market data.
■ The non-maturing deposits’ average repricing maturity has been calculated based on the internal term-replication strategy.
■ The regulatory ΔEVE disclosure results are higher than the internal ΔEVE. This is due to the previously noted exclusion of additional tier 1 capital instruments in the regulatory ΔEVE.
■ The Group manages risks to NII considering internal models that differ from the regulatory ΔNII definition by including dynamic adjustments to client margins and volumes, benefits to or costs from holding cash at central banks and interest received from internal funding of assets by excess banking book liabilities. Under these assumptions, the NII results for the regulatory interest rate scenarios are more stable.

Quantitative disclosures
The following table presents the exposure’s structure and repricing period.
IRRBBA1 - Quantitative information on the exposure's structure and repricing period
	Volume				Average repricing period (years)
end of 2Q19	Total	of which CHF	of which other significant currencies	[1]	Total	of which CHF
CHF million, except where indicated
Definite repricing date
Due from banks	107,622	9,696	92,357		0.0	0.0
Due from customers	129,758	19,440	95,508		0.4	0.9
Money market mortgages	43,955	43,955	0		0.1	0.1
Fixed-rate mortgages	89,681	89,681	0		4.5	4.5
Financial investments	6,055	142	5,126		0.2	0.1
Other receivables	29	0	29		0.0	0.0
Receivables from interest rate derivatives [2]	976,875	183,249	769,925		1.3	1.8
Due to banks	19,439	4,474	13,101		0.2	0.1
Customer deposits	148,151	5,896	121,634		0.1	0.3
Cash bonds	275	275	0		2.0	2.0
Bonds issues and central mortage institution loans	83,788	13,785	67,136		4.3	8.1
Other payables	42,681	1,782	40,612		0.2	0.1
Payables to interest rate derivatives [2]	972,774	230,083	721,069		1.1	1.5
Indefinite repricing date
Variable mortgages	1,054	1,054	0		0.2	0.2
Other receivables on demand	2,460	987	1,473		0.1	0.2
Payables on demand from personal accounts and current accounts	171,990	100,302	69,667		1.5	2.1
Other payables on demand	0	0	0		0.1	0.1
Payables arising from client deposits, terminable but not transferable (savings)	40,202	40,202	0		3.0	3.0
1 Reflects currencies which represent more than 10% of the assets or liabilities.
2 Receivables and liabilities from interest rate derivatives are shown gross, including intercompany transactions.

The following table presents information on the exposure’s regulatory ΔEVE and regulatory ΔNII.
IRRBB1 - Quantitative information on the regulatory ∆EVE and regulatory ∆NII
end of 2Q19	ΔEVE	[1]	ΔNII	[2]
Interest rate shock scenarios (CHF million)
Parallel up	(1,199)		(2,595)
Parallel down	1,346		3,285
Steepener shock [3]	(195)		–
Flattener shock [4]	(92)		–
Rise in short-term interest rates	(609)		–
Fall in short-term interest rates	592		–
Maximum	(1,199)		(2,595)
1 Reflects changes in the net present value.
2 Reflects changes in the earnings value.
3 Reflects a fall in short-term interest rates combined with a rise in long-term interest rates.
4 Reflects a rise in short-term interest rates combined with a fall in long-term interest rates.
IRRBB1 - Tier 1 capital
end of	2Q19
Tier 1 capital (CHF million)
Swiss CET1 capital and additional tier 1 capital [1]	50,772
1 Excludes tier 1 capital, which is used to fulfill gone concern requirements.

Additional regulatory disclosures
Composition of capital
Credit Suisse is a systemically important financial institution.
> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
The following tables provide details on the composition of Swiss regulatory capital including common equity tier 1 (CET1) capital, additional tier 1 capital and tier 2 capital as if the Group was not a systemically important financial institution.
CC1 - Composition of regulatory capital
end of 2Q19		Amounts	Reference	[1]
Swiss CET1 capital (CHF million)
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	34,321	1
2	Retained earnings	28,867	2
3	Accumulated other comprehensive income (and other reserves) [2]	(19,516)	3
6	CET1 capital before regulatory adjustments	43,672
8	Goodwill, net of tax	(4,732)	4
9	Other intangible assets (excluding mortgage servicing rights), net of tax	(44)	5
10	Deferred tax assets that rely on future profitability (excluding temporary differences), net of tax	(1,678)	6
11	Cash flow hedge reserve	(51)
12	Shortfall of provisions to expected losses	(500)
14	Gains/(losses) due to changes in own credit on fair-valued liabilities	2,283
15	Defined-benefit pension assets	(2,236)	7
16	Investments in own shares	(74)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of tax)	0	8
26b	National specific regulatory adjustments	(400)
28	Total regulatory adjustments to CET1 capital	(7,432)
29	CET1 capital	36,240
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus [3]	11,015
32	of which classified as liabilities under applicable accounting standards	11,015	9
36	Additional tier 1 capital before regulatory adjustments	11,015
37	Investments in own additional tier 1 instruments	(12)
43	Total regulatory adjustments to additional tier 1 capital	(12)
44	Additional tier 1 capital	11,003
Swiss tier 1 capital (CHF million)
45	Tier 1 capital	47,243
Swiss tier 2 capital (CHF million)
46	Directly issued qualifying tier 2 instruments plus related stock surplus [4]	3,529	10
47	Directly issued capital instruments subject to phase-out from tier 2 capital	373	11
58	Tier 2 capital	3,902
Swiss eligible capital (CHF million)
59	Total eligible capital	51,145
1
Refer to the balance sheet under regulatory scope of consolidation in the table "CC2 - Reconciliation of regulatory capital to balance sheet". Only material items are referenced to the balance sheet.

2 Includes treasury shares.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.3 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.7 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

CC1 - Composition of regulatory capital (continued)
end of 2Q19		Amounts	Reference	[1]
Swiss risk-weighted assets (CHF million)
60	Risk-weighted assets	291,438
Swiss risk-based capital ratios as a percentage of risk-weighted assets (%)
61	CET1 capital ratio	12.4
62	Tier 1 capital ratio	16.2
63	Total capital ratio	17.5
BIS CET1 buffer requirements (%) [2]
64	Total BIS CET buffer requirement	3.604
65	of which capital conservation buffer [3]	2.5
66	of which extended countercyclical buffer	0.104
67	of which progressive buffer for G-SIB and/or D-SIB [3]	1.0
68	CET1 capital ratio available after meeting the bank's minimum capital requirements [4]	7.9
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
72	Non-significant investments in the capital and other TLAC liabilities of other financial entities	3,211
73	Significant investments in the common stock of financial entities	800
74	Mortgage servicing rights, net of tax	135
75	Deferred tax assets arising from temporary differences, net of tax	3,296
Applicable caps on the inclusion of provisions in tier 2 (CHF million)
77	Cap on inclusion of provisions in tier 2 under standardized approach	219
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach	874
Capital instruments subject to phase-out arrangements (CHF million)
84	Current cap on tier 2 instruments subject to phase-out arrangements	372
1
Refer to the balance sheet under regulatory scope of consolidation in the table "CC2 - Reconciliation of regulatory capital to balance sheet". Only material items are referenced to the balance sheet.

2 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
3 Reflects the phase-in requirement.
4 Reflects the CET1 capital ratio of 12.4%, less the BIS minimum CET1 ratio requirement of 4.5%.

The following table presents the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation.
CC2 - Reconciliation of regulatory capital to balance sheet
end of 2Q19	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	92,489	92,096
Interest-bearing deposits with banks	909	1,212
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	113,466	113,466
Securities received as collateral, at fair value	45,378	45,378
Trading assets, at fair value	145,613	139,067
Investment securities	1,398	1,398
Other investments	4,986	4,953
Net loans	293,797	294,512
Goodwill	4,731	4,736	4
Other intangible assets	216	216
of which other intangible assets (excluding mortgage servicing rights)	54	54	5
Brokerage receivables	41,654	41,653
Other assets	39,579	38,830
of which deferred tax assets related to net operating losses	1,678	1,678	6
of which deferred tax assets from temporary differences	3,109	2,558	8
of which defined-benefit pension fund net assets	2,880	2,880	7
Total assets	784,216	777,517
Liabilities and equity (CHF million)
Due to banks	18,498	19,091
Customer deposits	364,302	364,446
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	19,582	24,876
Obligation to return securities received as collateral, at fair value	45,378	45,378
Trading liabilities, at fair value	43,356	43,413
Short-term borrowings	26,139	21,132
Long-term debt	157,955	155,894
Brokerage payables	35,120	35,120
Other liabilities	29,958	24,324
Total liabilities	740,288	733,674
of which additional tier 1 instruments, fully eligible	11,554	11,003	9
of which tier 2 instruments, fully eligible	4,052	3,529	10
of which tier 2 instruments subject to phase-out	2,391	373	11
Common shares	102	102	1
Additional paid-in capital	34,219	34,219	1
Retained earnings	28,901	28,867	2
Treasury shares, at cost	(603)	(601)	3
Accumulated other comprehensive income/(loss)	(18,946)	(18,915)	3
Total shareholders' equity [1]	43,673	43,672
Noncontrolling interests [2]	255	171
Total equity	43,928	43,843
Total liabilities and equity	784,216	777,517
1 Eligible as CET1 capital, prior to regulatory adjustments.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity and other fund type vehicles, which FINMA does not require to consolidate for capital adequacy reporting.

Composition of TLAC
The following table presents the composition of our TLAC.
TLAC1 - TLAC composition for G-SIBs
end of	2Q19
TLAC (CHF million)
CET1 capital	36,240
Additional tier 1 instruments eligible under TLAC framework	14,532
Tier 2 capital before TLAC adjustments	373
TLAC adjustments	657
of which amortized portion of tier 2 instruments where remaining maturity > 1 year	657
Tier 2 instruments eligible under TLAC framework	1,030
TLAC arising from regulatory capital	51,802
External TLAC instruments issued directly by Credit Suisse Group AG and subordinated to excluded liabilities	17,814
External TLAC instruments issued by funding vehicles prior to January 1, 2022	22,103
TLAC arising from non-regulatory capital instruments before adjustments	39,917
TLAC before deductions	91,719
Deduction of investment in own other TLAC liabilities	96
Other adjustments to TLAC	3,876
TLAC	87,747
Risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	291,438
Leverage exposure	897,916
TLAC ratios and buffers (%)
TLAC ratio	30.1
TLAC leverage ratio	9.8
CET1 capital ratio available after meeting the resolution group’s minimum capital and TLAC requirements	7.9
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	3.604
of which capital conservation buffer requirement	2.5
of which bank specific countercyclical buffer requirement	0.104
of which higher loss absorbency requirement	1.0

The following table presents information regarding creditors rankings of the liabilities structure of the resolution entity.
TLAC3 - Resolution entity - Creditor ranking at legal entity level
	Creditor ranking
end of 2Q19	Shareholders' equity	Subordinated debt instruments Additional tier 1	Bail-in debt instruments and pari passu liabilities	[1]	Total
CHF million
Total capital and liabilities net of credit risk mitigation	46,562	10,567	18,330		75,459
Excluded liabilities	–	–	367		367
Total capital and liabilities less excluded liabilities	46,562	10,567	17,963		75,092
of which potentially eligible as TLAC	46,562	10,567	17,595	[2]	74,724
of which residual maturity between 2 to 5 years	–	–	7,787		7,787
of which residual maturity between 5 to 10 years	–	–	7,941		7,941
of which residual maturity greater than 10 years, excluding perpetual securities	–	–	1,867		1,867
of which perpetual securities	46,562	10,567	–		57,129
Presented for Credit Suisse Group AG at the legal entity level and therefore instruments issued by subsidiaries and special purpose entities are excluded. Credit Suisse substitutes Credit Suisse Group AG as issuer with another Credit Suisse entity for some TLAC instruments. Amounts are prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).

1 Amount does not include CHF 4,656 million of intercompany liabilities, which are pari passu to the external bail-in debt instruments and are not considered to be excluded liabilities.
2 Accrued but not yet paid interest on TLAC instruments is not eligible as TLAC, however can be bailed in by FINMA.

Key prudential metrics
Most line items in the following table presents the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	2Q19	1Q19	4Q18
Capital (CHF million)
Swiss CET1 capital	36,240	36,422	35,719
Swiss tier 1 capital	47,243	46,897	45,935
Swiss total eligible capital	51,145	50,804	50,134
Minimum capital requirement (8% of Swiss risk-weighted assets) [1]	23,315	23,258	22,815
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	291,438	290,729	285,193
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	12.4	12.5	12.5
Swiss tier 1 capital ratio	16.2	16.1	16.1
Swiss total capital ratio	17.5	17.5	17.6
BIS CET1 buffer requirements (%) [2]
Capital conservation buffer	2.5	2.5	1.875
Extended countercyclical buffer	0.104	0.102	0.09
Progressive buffer for G-SIB and/or D-SIB	1.0	1.0	1.125
Total BIS CET1 buffer requirement	3.604	3.602	3.09
CET1 capital ratio available after meeting the bank's minimum capital requirements [3]	7.9	8.0	8.0
Basel III leverage ratio (CHF million)
Leverage exposure	897,916	901,814	881,386
Basel III leverage ratio (%)	5.3	5.2	5.2
Liquidity coverage ratio (CHF million) [4]
Numerator: total high-quality liquid assets	161,276	161,401	161,231
Denominator: net cash outflows	83,378	84,505	87,811
Liquidity coverage ratio (%)	193	191	184
The new current expected credit loss (CECL) model under US GAAP will become effective for Credit Suisse as of January 1, 2020.
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
2 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
3 Reflects the CET1 capital ratio of 12.4%, less the BIS minimum CET1 ratio requirement of 4.5%.
4 Calculated using a three-month average, which is calculated on a daily basis.
> Refer to “Swiss capital requirements” (pages 3 to 4 for the systemically important financial institution view.
> Refer to “Swiss metrics” (pages 62 to 63) and “Risk-weighted assets” (pages 58 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q19 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity coverage ratio” (pages 51 to 52) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 2Q19 for further information on movements in liquidity coverage ratio.
> Refer to “Swiss requirements” (pages 54 to 55) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 2Q19 for further information on additional CET1 buffer requirements.

The following table presents information about available TLAC and TLAC requirements applied at the resolution group level, which is defined as Credit Suisse Group AG consolidated.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	2Q19	1Q19
CHF million
TLAC	87,747	86,900
Swiss risk-weighted assets	291,438	290,729
TLAC ratio (%)	30.1	29.9
Leverage exposure	897,916	901,814
TLAC leverage ratio (%)	9.8	9.6
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above	N/A - refer to our response above
Macroprudential supervisor measures
The following table presents an overview of the geographical distribution of RWA for private sector credit exposures used in the calculation of the extended countercyclical buffer (CCyB).
CCyB1 - Geographical distribution of risk-weighted assets used in the CCyB
end of	CCyB rate (%)	RWA used in the computation of the CCyB	Bank- specific CCyB rate (%)	CCyB amount
2Q19 (CHF million)
Hong Kong	2.500	3,441	–	–
Sweden	2.000	440	–	–
UK	1.0	9,405	–	–
Subtotal	–	13,286	–	–
Other countries	0.0	168,146	–	–
Total [1]	–	181,432	0.104	303
4Q18 (CHF million)
Hong Kong	1.875	3,060	–	–
Sweden	1.875	394	–	–
UK	1.0	9,468	–	–
Subtotal	–	12,922	–	–
Other countries	0.0	164,020	–	–
Total [1]	–	176,942	0.09	257	[2]
1
Reflects the total of RWA for private sector credit exposures across all jurisdictions to which the Group is exposed, including jurisdictions with no CCyB rate or with a CCyB rate set at zero, and value of the Group specific CCyB rate and resulting CCyB amount.

2 Prior period has been corrected.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (pages 61 to 62) and “Swiss metrics” (pages 62 to 63) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q19 for further information on leverage metrics, including the calculation methodology and movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	2Q19
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	784,216
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(14,099)
Adjustments for derivatives financial instruments	74,518
Adjustments for SFTs (i.e. repos and similar secured lending)	(35,025)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	88,306
Leverage exposure	897,916
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

LR2 - Leverage ratio common disclosure template
end of	2Q19
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	583,089
Asset amounts deducted from Basel III tier 1 capital	(9,555)
Total on-balance sheet exposures	573,534
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	24,043
Add-on amounts for PFE associated with all derivatives transactions	75,367
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	19,550
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(18,525)
Exempted CCP leg of client-cleared trade exposures	(13,174)
Adjusted effective notional amount of all written credit derivatives	192,032
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(185,116)
Derivative Exposures	94,177
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	145,966
Netted amounts of cash payables and cash receivables of gross SFT assets	(14,420)
Counterparty credit risk exposure for SFT assets	11,944
Agent transaction exposures	(1,591)
Securities financing transaction exposures	141,899
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	270,666
Adjustments for conversion to credit equivalent amounts	(182,360)
Other off-balance sheet exposures	88,306
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	47,243
Leverage exposure (CHF million)
Leverage exposure	897,916
Leverage ratio (%)
Basel III leverage ratio	5.3

Liquidity
Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which, is measured using daily calculations during the quarter.
> Refer to “Liquidity metrics” (pages 51 to 52) and “Funding sources” (page 52) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Financial Report 2Q19 for further information on the Group’s liquidity coverage ratio including high-quality liquid assets, liquidity pool and funding sources.
LIQ1 - Liquidity coverage ratio
end of 2Q19	Unweighted value	[1]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets	–		161,276
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	164,422		21,393
of which less stable deposits	164,422		21,393
Unsecured wholesale funding	218,340		88,429
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	36,326		9,082
of which non-operational deposits (all counterparties)	108,857		61,102
of which unsecured debt	17,784		17,784
Secured wholesale funding	–		56,631
Additional requirements	160,454		33,533
of which outflows related to derivative exposures and other collateral requirements	53,894		13,088
of which outflows related to loss of funding on debt products	379		379
of which credit and liquidity facilities	106,181		20,066
Other contractual funding obligations	58,675		58,675
Other contingent funding obligations	217,084		5,617
Total cash outflows	–		264,278
Cash inflows (CHF million)
Secured lending	131,514		87,596
Inflows from fully performing exposures	69,657		33,292
Other cash inflows	60,012		60,012
Total cash inflows	261,183		180,900
Liquidity cover ratio (CHF million)
High-quality liquid assets	–		161,276
Net cash outflows	–		83,378
Liquidity coverage ratio (%)	–		193
Calculated based on an average of 61 data points in 2Q19.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.

List of abbreviations
A
ABS	Asset-backed securities
A-IRB	Advanced-Internal Ratings-Based Approach
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CARMC	Capital Allocation & Risk Management Committee
CCF	Credit Conversion Factor
CCP	Central counterparties
CCR	Counterparty credit risk
CCyB	Countercyclical buffer
CDO	Collateralized debt obligation
CDS	Credit default swap
CECL	Current expected credit loss
CET1	Common equity tier 1
CFO	Chief Financial Officer
CLO	Collateralized loan obligation
CRM	Credit Risk Mitigation
CRO	Credit Risk Officer
CVA	Credit valuation adjustment
D
D-SIB	Domestic systemically important banks
E
EAD	Exposure at default
EEPE	Effective Expected Positive Exposure
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important banks
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Models Method
IPRE	Income producing real estate
IRB	Internal Ratings-Based Approach
IRRBB	Interest rate risk in the banking book
IRC	Incremental Risk Charge
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LRD	Leverage ratio denominator
N
NII	Net interest income
O
OTC	Over-the-counter
P
P&L	Profits and losses
PD	Probability of default
PFE	Potential future exposure
Q
QCCP	Qualifying central counterparty
R
RPSC	Risk Processes & Standards Committee
RW	Risk weight
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFT	Securities financing transactions
T
TLAC	Total loss-absorbing capacity
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk
∆
∆EVE	Delta economic value of equity
∆NII	Delta net interest income

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com